EXHIBIT 21.1

SUBSIDIARIES OF LIQUIDITY SERVICES, INC.

Company	Jurisdiction of Organisation

Surplus Acquisition Venture, LLC	Delaware

Government Liquidation.com, LLC*	Delaware

Liquidity Services Limited	UK

DOD Surplus LLC	Delaware

Liquidity Services, GmbH	Germany

Liquidity Services Asia Limited	China (Hong Kong)

Liquidity (Shanghai) Business Services Co., Ltd.	China (Shanghai)

*              Government Liquidation.com, LLC is a subsidiary of Surplus Acquisition Venture, LLC